# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Valion Bio, Inc., CIK 0001787740
CUSIP: 918942202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1305 E. Houston Street, Building 1, Suite 311, San Antonio, Texas (TX), 78205
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 137,282; sole dispositive power 0; shared dispositive power 137,282; aggregate amount beneficially owned 137,282 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 3 to Statement on Schedule 13G (this ''Amendment No. 3''), such shares and percentage are based on 1,285,731 shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") outstanding as of September 15, 2026, as disclosed in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission (the "SEC") on October 16, 2026 (the "Proxy Statement"). Beneficial ownership consists of 48,813 shares of Common Stock directly held by 3i, LP and 88,469 shares of Common Stock issuable in any combination upon (i) exercises of certain common stock purchase warrants (the "Warrants") held directly by 3i, LP, which exercises are subject to a 9.99% beneficial ownership limitation provision (a "Blocker"), (ii) conversions of a senior secured convertible note in the original principal amount of $16,253,147.10 (the "Note") held directly by 3i, LP, which conversions are subject to a Blocker, (iii) conversions of shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the "Series B Preferred Stock") directly held by 3i, LP, which conversions are subject to a Blocker, and (iv) conversions of shares of Series C Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the "Series C Preferred Stock") directly held by 3i, LP, which conversions are subject to a Blocker.
- Tumim Stone Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 137,282; sole dispositive power 0; shared dispositive power 137,282; aggregate amount beneficially owned 137,282 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 3, such shares and percentage are based on 1,285,731 shares of Common Stock outstanding as of September 15, 2026, as disclosed in the Proxy Statement. Beneficial ownership consists of 48,813 shares of Common Stock indirectly held by the reporting person and 88,469 shares of Common Stock issuable in any combination upon (i) exercises of the Warrants indirectly held by the reporting person, which exercises are in each case subject to a Blocker, and (ii) conversions of the Note, shares of Series B Preferred Stock and shares of Series C Preferred Stock indirectly held by the reporting person, which conversions are in each case subject to a Blocker.
- Maier J. Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 137,282; sole dispositive power 0; shared dispositive power 137,282; aggregate amount beneficially owned 137,282 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 3, such shares and percentage are based on 1,285,731 shares of Common Stock outstanding as of September 15, 2026, as disclosed in the Proxy Statement. Beneficial ownership consists of 48,813 shares of Common Stock indirectly held by the reporting person and 88,469 shares of Common Stock issuable in any combination upon (i) exercises of the Warrants indirectly held by the reporting person, which exercises are in each case subject to a Blocker, and (ii) conversions of the Note, shares of Series B Preferred Stock and shares of Series C Preferred Stock indirectly held by the reporting person, which conversions are in each case subject to a Blocker.

## Item 1. Issuer
Name of issuer: Valion Bio, Inc.
Address of issuer's principal executive offices: 1305 E. Houston Street, Building 1, Suite 311, San Antonio, TX 78205

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership;
(ii) Tumim Stone Capital, LLC, a Delaware limited liability company ("Tumim Stone");
(iii) 3i Management LLC, a Delaware limited liability company ("3i Management"); and
(iv) Maier J. Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the SEC on February 27, 2026 (the "Schedule 13G"), pursuant to which such Reporting Persons have agreed to file this Amendment No. 3 and all subsequent amendments to the Schedule 13G, as amended by Amendment No. 1 to Schedule 13G filed by the Reporting Persons with the SEC on May 8, 2026 ("Amendment No. 1"), as amended by Amendment No. 2 to Schedule 13G filed by the Reporting Persons with the SEC on September 4, 2026 ("Amendment No. 2" and, together with Amendment No. 1, the "Amendments") and this Amendment No. 3 jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Amendment No. 3 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i, LP is a Delaware limited partnership. Tumim Stone is a Delaware limited liability company. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 3 is to amend and supplement the Schedule 13G and the Amendments in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G and the Amendments. The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 3 and is incorporated herein by reference for each such Reporting Person. The share amounts and ownership percentages reported are based on 1,285,731 shares of Common Stock outstanding as of September 15, 2026, as disclosed in the Proxy Statement.

3i, LP holds (i) 48,813 shares of Common Stock, (ii) Warrants exercisable for certain shares of Common Stock, which exercises are subject to a Blocker, (iii) the Note, which conversions are subject to a Blocker, (iv) certain shares of Series B Preferred Stock, which conversions are subject to a Blocker, and (v) certain shares of Series C Preferred Stock, which conversions are subject to a Blocker. Tumim Stone does not hold or beneficially own any shares of the Issuer. Due to the interaction between the Blockers in each of the Warrants, the Note, the Series B Certificate of Designation and the Series C Certificate of Designation, 3i, LP may exercise the Warrants for and/or convert the Note, the shares of Series B Preferred Stock and the shares of Series C Preferred Stock into, in any combination, an aggregate of 88,469 shares of Common Stock as a result of the triggering of the applicable Blockers, each of which prohibits 3i, LP from exercising the Warrants for, or converting the Note, the shares of Series B Preferred Stock and the shares of Series C Preferred Stock into, shares of Common Stock if, as a result of such exercise or conversion, 3i, LP, together with its affiliates and any persons acting as a group together with 3i, LP or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise or conversion.

Consequently, 3i, LP is the beneficial owner of the 137,282 shares of Common Stock and has the power to dispose of and the power to vote such shares, which power may be exercised by 3i Management, the general partner of 3i, LP. 3i Management is the manager of Tumim Stone. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the shares beneficially owned by each of 3i, LP, Tumim Stone and 3i Management. Mr. Tarlow does not directly own any shares of the Issuer. By reason of the provisions of Rule 13d-3 of the Exchange Act, Mr. Tarlow may be deemed to beneficially own the shares beneficially owned by 3i, LP, Tumim Stone and 3i Management, and 3i Management may be deemed to beneficially own the shares beneficially owned by 3i, LP and Tumim Stone.
Percent of class:
(A) 3i, LP: 9.99%
(B) Tumim Stone: 0.00%
(C) 3i Management: 9.99%
(D) Mr. Tarlow: 9.99%
Sole power to vote or to direct the vote:
(A) 3i, LP: 0.00
(B) Tumim Stone: 0.00
(C) 3i Management: 0.00
(D) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i, LP: 137,282.00
(B) Tumim Stone: 0.00
(C) 3i Management: 137,282.00
(D) Mr. Tarlow: 137,282.00
Sole power to dispose or to direct the disposition:
(A) 3i, LP: 0.00
(B) Tumim Stone: 0.00
(C) 3i Management: 0.00
(D) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i, LP: 137,282.00
(B) Tumim Stone: 0.00
(C) 3i Management: 137,282.00
(D) Mr. Tarlow: 137,282.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated February 27, 2026 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on February 27, 2026)

## Signatures
- 3i, LP: /s/ Maier J. Tarlow, Maier J. Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (11/12/2026)
- Tumim Stone Capital, LLC: /s/ Maier J. Tarlow, Maier J. Tarlow, Manager of 3i Management LLC, Manager of Tumim Stone Capital LLC (11/12/2026)
- 3i Management LLC: /s/ Maier J. Tarlow, Maier J. Tarlow, Manager (11/12/2026)
- Maier J. Tarlow: /s/ Maier J. Tarlow, Maier J. Tarlow (11/12/2026)